Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

October 10, 2008

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-02256

Response Letter Dated August 26, 2008

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of September 8, 2008, and additional questions posed during Kevin Stertzel's phone conversation with Hugh Comer on September 10, 2008.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Hugh Comer at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Kevin Stertzel

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of September 8, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.

We note your response to our prior comments.  Please correlate your term "commerciality" to the activity stages identified in paragraphs 16-23 of SFAS 19 as well as the definitions found in Rule 4-10(a)(15)-(17) of regulation S-X.  Please clarify if your use of this term is to indicate the start of either the development stage or the production stage.

The phrase "determination of a tertiary project's commerciality" means that evaluations of the tertiary project have been completed, and it has been determined that the project is both technically feasible and economic to progress.  Costs incurred for injected materials prior to this determination (such as costs incurred for a pilot test) are expensed as incurred.  The decision to proceed with commercial operations represents the beginning of development of the tertiary project.

2.

Your response indicates that you capitalize the costs of injected materials throughout the life of a tertiary project once a tertiary recovery process is proven for a reservoir.  Please tell us why you believe your accounting policy is consistent with the activity based guidance found in SFAS 19.

The guidance found in SFAS 19 provides broad principles for the accounting of the various types of oil and gas activities.  These activities can overlap or run concurrently during a field's life cycle.  For example, the standard recognizes that additional development drilling costs may be incurred while a field is producing.  Our accounting policy for capitalization of the costs of injected materials in tertiary projects is consistent with the principle of capitalizing costs that provide benefits over a long period of time.

3.

Please clarify if your policy to capitalize costs includes the costs of re-injecting materials, the cost of new materials, and other costs incurred to maintain reservoir pressure while in the production stage of a tertiary project.

Our policy includes capitalizing the costs of new tertiary injection materials after the project has been determined to be technically feasible and economic to progress.  The costs of re-injecting the materials are expensed.  Costs incurred to maintain reservoir pressure are also expensed.

4.

We note your response to our prior comment number two.  Your response states that although you do not consider certain activities prior to determining a tertiary project’s commerciality to be exploration activities, you expense them as incurred.  Using the terms found in SFAS 19 and definitions in Rule 4-10(a) of regulation S-X, please tell us what you believe these costs represent.

Costs incurred for injected materials prior to the determination of a tertiary project's economic viability are expensed as incurred.  It is uncertain whether these costs have long term value, and therefore we believe it is appropriate to expense them.  Such costs are reported as production expenses.

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Following is a summary of our accounting practice for tertiary injectants over the life of a tertiary project, along with the amounts of tertiary injectant costs capitalized for each of the last three years:

When considering the potential use of tertiary recovery techniques in a producing field, we carefully evaluate all well, reservoir and production data to determine if tertiary recovery might be viable and the specific technique best suited for application.  In many cases, a decision to implement a tertiary recovery project can be made based on analog data.  In the absence of analog data, if a strong technical and economic case can be made for proceeding, a pilot test or an initial phase of a multi-phase installation may be initiated to further evaluate applicability of the selected technique.  Tertiary recovery projects have many decision points between initial field screening and commercial operation where a project may be terminated for technical, economic or other reasons.  Costs incurred prior to the determination of a tertiary project's economic viability, including the costs of injectants and any pilot tests, are expensed, due to the uncertainty that such costs will provide future benefits.

Once a tertiary recovery process is determined to be technically feasible and economically viable, the costs of new injected materials are treated as development costs and capitalized and depreciated using the unit-of-production method. The injected substance in a tertiary project enables the capture and production of additional hydrocarbon reserves that cannot be produced using primary or secondary recovery processes. Once the substance is injected, it will improve the flow of hydrocarbons through the reservoir to producing wells where the hydrocarbons are captured and produced.  The production response is gradual and consistently lags the injection process throughout the life of the tertiary project.  The benefits of tertiary injectants normally extend beyond the current year to future periods.  The cost of tertiary injectants therefore meets the basic definition of an asset (i.e. life longer than a year and gives rise to future benefits in the form of increased production of reserves), which supports their capitalization.  The costs to reinject the materials are expensed.

The cost of capitalized tertiary injectants was $39 million in 2007, $41 million in 2006 and $54 million in 2005.  The balance of unamortized capitalized tertiary injectant costs was $379 million at year-end 2007.